UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang

Name:	Ming Wang

Title:	Chairman and Chief Executive Officer

Date: December 22, 2015

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Reports First Quarter Fiscal Year 2016 Financial Results

ZHUJI, China, Dec. 22, 2015 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced its unaudited financial results for the first quarter ended September 30, 2015.

First Quarter Fiscal Year 2016 (“Q1 FY16”) Financial Highlights

•	Revenue was RMB100.1 million (US$15.7 million), representing an increase of 43.2% from RMB69.9 million in the same quarter last year.

•	Gross loss was RMB7.7 million (US$1.2 million), compared with gross profit of RMB1.0 million in the same quarter last year; gross margin was negative 7.7% in the first quarter fiscal year 2016, compared with positive 1.4% in the same quarter last year.

•	Net loss was RMB41.6 million (US$6.5 million), compared with net loss of RMB14.5 million in the same quarter last year. Basic and diluted loss per ADS were RMB0.09 (US$0.01)[1], compared with RMB0.04 in the same quarter last year.

“I am pleased to report a promising start to the school year with revenue increasing 43.2% year-over-year for the first quarter of fiscal year 2016,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “Enrollment and tuition fees for the 2015/2016 school year were both up, demonstrating the high-quality education we have provided and the importance Chinese parents place in education. However, due to a number of one-off expenses including the move to the new campus and IPO related fees, we incurred a loss for the quarter. We will continue our ongoing strategic expansion and look forward to increasing shareholder value over the long-term.”

Financial Results for First Quarter Fiscal Year 2016

The Company generally records a lower level of revenue from basic educational programs and international programs in the first quarter of a fiscal year compared to the other quarters of a fiscal year, due to the two-month summer vacation in July and August. However, during such periods, Hailiang Education continues to incur fixed costs and operating expenses associated with its operations. As a result, revenue, gross profit and net profit are generally lower during the first quarter of a fiscal year and the Company’s results of operations during such period are not directly comparable to other periods and are not indicative of future periods.

Revenue

Revenue was RMB100.1 million (US$15.7 million), an increase of 43.2% from RMB69.9 million in the same quarter last year and a decrease of 40.7% from RMB168.7 million in the previous quarter. The year-over-year increase was due to an increase in the number of students enrolled and associated tuition fees. The sequential decrease resulted from the fact that no regular school year tuition revenue was recognized for the two-month summer vacation that extended from July to August 2015. The decrease in tuition revenue was partly offset by the revenue derived from summer school which the Company offers during the summer vacation.

[1]	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares, par value US$0.0001 per share.

Cost of Revenue

Cost of revenue was RMB107.7 million (US$17.0 million), an increase of 56.3% from RMB68.9 million in the same quarter last year and an increase of 9.8% from RMB98.1 million in the previous quarter. The sequential increase was primarily due to the increased depreciation of leasehold improvement related to the Company’s new campus, Hailiang Educational Park, and the increase in student-related costs. The year-over-year increase was primarily due to increases in student-related costs and employee compensation.

Gross (loss) profit and Gross Margin

Gross loss was RMB7.7 million (US$1.2 million), compared with gross profit of RMB1.0 million in the same quarter last year and gross profit of RMB70.5 million in the previous quarter. Gross margin was negative 7.7%, compared with positive 1.4% in the same quarter last year and positive 41.8% in the previous quarter.

Operating Expenses

Our operating expenses consist of selling expenses, administrative expenses and impairment loss of property and equipment. Operating expenses were RMB36.2 million (US$5.7 million), an increase of 109.4% from RMB17.3 million in the same quarter last year and an increase of 124.5% from RMB16.1 million in the previous quarter.

Selling expenses were RMB12.4 million (US$1.9 million), an increase of 3.7% from RMB11.9 million in the same quarter last year and an increase of 518.8% from RMB2.0 million in the previous quarter. The increases were primarily due to the increase in recruiting and advertising costs associated with the start of the new school year.

Administrative expenses were RMB8.3 million (US$1.3 million), an increase of 56.0% from RMB5.3 million in the same quarter last year and a decrease of 40.8% from RMB14.1 million in the previous quarter. The year-over-year increase was primarily due to increases in costs associated with the Company’s IPO and labor costs. The sequential decrease was primarily due to higher costs associated with the Company’s IPO during the fourth quarter of fiscal year 2015.

Impairment loss of property and equipment was RMB15.5 million (US$2.4 million), compared with nil in the same quarter last year and nil in the previous quarter. All students of Zhuji Hailiang Foreign Language School moved to the new campus in September 2015, and accordingly, the Company terminated the lease agreement of the old campus of Zhuji Hailiang Foreign Language School. The carrying amount of the leasehold improvement and equipment in the old campus of Zhuji Hailiang Foreign Language School amounted to RMB15.5 million. As the old campus will not be used in the future, the Company recorded a full impairment loss in the current period.

Net Finance Income

Net finance income was RMB2.3 million (US$0.4 million), an increase of 24.2% from RMB1.8 million in the same quarter last year and an increase of 85.8% from RMB1.2 million in the previous quarter. The increase in net finance income was primarily due to interest income derived from tuition fees collected at the beginning of the school year in September 2015.

Net (Loss) Profit

Net loss was RMB41.6 million (US$6.5 million), compared with net loss of RMB14.5 million in the same quarter last year and net profit of RMB55.3 million in the previous quarter.

Basic and Diluted (Losses) Earnings per ADS

Basic and diluted losses per ADS were RMB0.09 (US$0.01), compared with basic and diluted losses per ADS of RMB0.04 in the same quarter last year. The basic and diluted earnings per ADS in the previous quarter were RMB0.15.

Cash and Cash Equivalents

As of September 30, 2015, the Company had cash and cash equivalents of RMB637.4 million (US$100.3 million), compared with RMB233.4 million as of June 30, 2015.

Recent Developments

On November 18, 2015, the Company entered into the lease agreement with Zhejiang Hailiang Education Group Ltd. regarding Hailiang Educational Park. The term of the lease is for twenty years and the rental fee in the first year is RMB20.0 million (US$3.1 million) and is subject to a 5% increase in the next three years. The rental fee commencing the fifth year is subject to further negotiation between the Company and Zhejiang Hailiang Education Group Ltd.

On December 7, 2015, the Company entered into an agreement to terminate the property lease agreement between Zhuji Hailiang Foreign Language School and Zhejiang Hailiang Education Group Ltd. dated June 30, 2009, according to which the lease of the old campus occupied by Zhuji Hailiang Foreign Language School is terminated on September 1, 2015.

Conference Call Information

Hailiang Education’s management will host an earnings conference call at 8:00 AM on December 22, 2015, U.S. Eastern Time (9:00 PM on December 22, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272
US Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Passcode:	Hailiang

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until December 29, 2015:

International:	1-412-317-0088
US Toll Free:	1-877-344-7529
Passcode:	10077760

Additionally, a live and archived webcast of the conference call will be available at http://ir.hailiangedu.com.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

About Hailiang Education

Founded in 1995, Hailiang Education now operates three centrally managed schools through its PRC affiliated entities under the “Hailiang” brand in Zhuji city, Zhejiang province: Zhuji Hailiang Foreign Language School, Zhuji Private High School, and Tianma Experimental School. Its schools offer a basic educational program, an international program at the kindergarten, primary school, middle school, and high school levels, as well as courses designed for university-bound students studying for A-levels courses in the United Kingdom or the SAT courses in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

Mr. Bo Lyu

T: +86 575 8706-9788

ir@hailiangeducation.com

Mr. Christian Arnell

T: +86 10 5900-1548 in Beijing

carnell@ChristensenIR.com

Mrs. Linda Bergkamp

T: +1 480-614-3004

lbergkamp@christensenir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Loss and Other Comprehensive Income

(in thousands, except per ADS data)

	For the Three Months Ended
	September 30,		June 30,	September 30,
	2015		2015	2014
	RMB	USD(1)	RMB	RMB
Revenue	100,059	15,743	168,683	69,898
Cost of revenue	(107,738)	(16,951)	(98,143)	(68,909)

Gross (loss) / profit	(7,679)	(1,208)	70,540	989
Other income/(expenses)	10	2	(315)	(13)
Operating expenses
Selling expenses	(12,357)	(1,944)	(1,997)	(11,916)
Administrative expenses	(8,345)	(1,313)	(14,105)	(5,349)
Impairment loss of property and equipment	(15,454)	(2,432)	—	—

Total operating expenses	(36,156)	(5,689)	(16,102)	(17,265)

Operating (loss) / profit	(43,825)	(6,895)	54,123	(16,289)
Net finance income	2,270	357	1,222	1,827

(Loss) / profit before tax	(41,555)	(6,538)	55,345	(14,462)
Income tax expense	—	—	—	—

(Loss) / profit for the period	(41,555)	(6,538)	55,345	(14,462)
Other comprehensive income	4,090	643	29	—
Total comprehensive (loss) / income	(37,465)	(5,895)	55,374	(14,462)

(Losses) / earnings per ADS*
Basic and diluted (losses) / earnings per ADS	(0.09)	(0.01)	0.15	(0.04)

*	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares.
(1)	The translation of Renminbi into U.S. dollars has been made at RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(in thousands)

	As of September 30,		As of June 30,
	2015		2015
	RMB	USD(1)	RMB
Assets
Property and equipment	553,620	87,107	181,677
Intangible assets and goodwill	80,972	12,740	81,209
Prepayments to third party suppliers	35,712	5,619	29,905
Prepayments to a related party supplier	32,020	5,039	268,000

Non-current assets	702,324	110,505	560,791

Other receivables due from related parties	553	87	224
Other current assets	2,903	457	3,122
Term deposits held at a related party finance entity	143,000	22,500	60,000
Cash and cash equivalents	637,394	100,289	233,379

Current assets	783,850	123,333	296,725

Total assets	1,486,174	233,838	857,516

Equity
Share capital	267	42	239
Share premium	131,812	20,740	18,628
Other reserve	1,753	276	—
Contributed capital	225,895	35,543	225,895
Translation reserve	4,137	651	47
Retained earnings	411,451	64,738	453,006

Total equity	775,315	121,990	697,815

Liabilities
Trade and other payables due to third parties	160,786	25,298	89,595

Other payables due to related parties	21,932	3,451	28,637
Deferred revenue	528,141	83,099	41,469

Current liabilities	710,859	111,848	159,701

Total liabilities	710,859	111,848	159,701

Total equity and liabilities	1,486,174	233,838	857,516

(1)	The translation of Renminbi into U.S. dollars has been made at RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.